SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                   SCHEDULE TO
                             ======================
                                 (RULE 14d-100)
                             ----------------------
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             ======================
                              HECLA MINING COMPANY
                            (Name of Subject Company)
                             ----------------------
                              HECLA MINING COMPANY
                              (Issuer and Offeror)
                             ======================
                 SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK
                         (Title of Class of Securities)
                             ----------------------
                                    422704205
                      (CUSIP Number of Class of Securities)
                             ----------------------
                                MICHAEL B. WHITE
                              HECLA MINING COMPANY
                        6500 N. MINERAL DRIVE, SUITE 200
                         COEUR D'ALENE, IDAHO 83815-9408
                            Telephone: (208) 769-4110
                            Facsimile: (208) 769-7612
       (Name, Address and Telephone Number of Person Authorized to Receive
                 Notices and Communications on Behalf of Bidder)
                             ----------------------
                                   COPIES TO:
                                 JOHN H. BITNER
                             BELL, BOYD & LLOYD LLC
                       70 WEST MADISON STREET, SUITE 3300
                             CHICAGO, ILLINOIS 60602
                            Telephone: (312) 807-4306
                            Facsimile: (312) 827-8048

[X] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.
[X]  ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.
[ ]  GOING PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.
[ ]  AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

                                                                         2004-01

[HECLA LOGO]         NEWS RELEASE



              HECLA ANNOUNCES EXCHANGE OFFER FOR PREFERRED B SHARES

                              FOR IMMEDIATE RELEASE
                                 January 9, 2004

         COEUR D'ALENE, IDAHO -- Hecla Mining Company (NYSE:HL & HL-PrB) today announced its intent to offer $66.00 in value of Hecla Common stock, not to exceed 8.25 common shares, in exchange for each share of Hecla's Series B Cumulative Convertible Preferred stock. The $66.00 in value of Common stock represents a 12% premium over today's $59.00 preferred share closing price and a 6% premium over the current redemption price for the Preferred stock. If all 464,777 remaining outstanding preferred shares were exchanged at this price (and without considering fractional shares which would be paid for in cash), Hecla would issue approximately 3,454,000 common shares, representing approximately
2.9 percent of shares outstanding.

         The exact number of common shares to be exchanged for each share of Preferred stock will be determined by dividing $66.00 by the volume weighted average price for Hecla Common stock on the NYSE for the five trading days ending two trading days prior to the expiration date of the exchange offer (but not to exceed 8.25 common shares). At the volume weighted average price for Hecla Common stock for the five days ending today of $8.88 per share, 7.43 common shares would be exchanged for each share of Preferred stock. Hecla will announce the exchange ratio at the end of the five-day pricing period.

         Hecla's Chief Executive Officer Phillips S. Baker, Jr., said, "With the excellent performance of Hecla and its Common stock, now is a great opportunity for our preferred shareholders to realize both the face value of the preferred plus the past unpaid dividends, and participate in any future increase in the value of the Common stock. Our common shareholders also benefit as this action eliminates the split capital structure and the impact of past and future dividends. Following the completion of the exchange offer, we will also evaluate exercising our right to redeem any remaining preferred shares at the redemption price, which is currently $62.25 per share."

         The exchange offer will be open for 20 business days from the time the final offer document has been mailed to preferred shareholders, which is expected to occur within the next few days.

         Hecla Mining Company, headquartered in Coeur d'Alene, Idaho, mines and processes silver and gold in the United States, Venezuela and Mexico. A 112-year-old company, Hecla has long been well known in the mining world and financial markets as a quality silver and gold producer. Hecla's common and preferred shares are traded on the New York Stock Exchange under the symbols HL and HL-PrB.

                                     NOTICE

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell common or preferred stock of Hecla Mining Company. At the time the offer is commenced, Hecla Mining Company will file a Tender Offer Statement with the U.S. Securities and Exchange Commission. The Tender Offer Statement (including the Offering Circular attached as an exhibit thereto, a related Letter of Transmittal and other offer documents) will contain important information which should be read carefully before any decision is made with respect to the offer. The Offering Circular, the related Letter of Transmittal and certain other offer documents will be made available to all holders of the Series B Cumulative Convertible Preferred Stock at no expense to them. The Tender Offer Statement (including the Offering Circular, the related Letter of Transmittal and all other offer documents filed with the Securities and Exchange Commission) will also be available for free at the Securities and Exchange Commission's web site at www.sec.gov.


               Contact: Vicki Veltkamp, vice president - investor
                       and public relations, 208/769-4144

                    Hecla's Home Page can be accessed on the
                    Internet at: http://www.hecla-mining.com
                                 ---------------------------